Exhibit (a)(5)(H)

– H ighl y Confident ia l Draf t – Project Pacific Specia l Committe e Discussio n Materials April 27, 2024

1 – H ighl y Confident ia l Draf t – Disclaimer This presentation has been prepared by Centerview Partners LLC (“Centerview”) for use solely by the Special Committee of Board of Directors of Pacific (“Pacific”, the “Company” or the ” Special Committee “) in connection with its evaluation of a proposed strategic alternatives for Pacific and for no other purpose . The information contained herein is based upon information supplied by or on behalf of Pacific and publicly available information, and portions of the information contained herein may be based upon statements, estimates and forecasts provided by Pacific . Centerview has relied upon the accuracy and completeness of the foregoing information, and has not assumed any responsibility for any independent verification of such information or for any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Pacific or any other entity, or concerning the solvency or fair value of Pacific or any other entity . The financial analysis in this presentation is complex and is not necessarily susceptible to a partial analysis or summary description . In performing this financial analysis, Centerview has considered the results of its analysis as a whole and did not necessarily attribute a particular weight to any particular portion of the analysis considered . Furthermore, selecting any portion of Centerview’s analysis, without considering the analysis as a whole, would create an incomplete view of the process underlying its financial analysis . Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analysis described above should not be taken to be Centerview’s view of the actual value of Pacific . These materials and the information contained herein are confidential, were not prepared with a view toward public disclosure, and may not be disclosed publicly or made available to third parties without the prior written consent of Centerview . These materials and any other advice, written or oral, rendered by Centerview are intended solely for the benefit and use of the Board of Directors of Pacific (in its capacity as such) in its consideration of the proposed transaction, and are not for the benefit of, and do not convey any rights or remedies for any holder of securities of Pacific or any other person . Centerview will not be responsible for and has not provided any tax, accounting, actuarial, legal or other specialist advice . These materials are not intended to provide the sole basis for evaluating the proposed transaction, and this presentation does not represent a fairness opinion, recommendation, valuation or opinion of any kind, and is necessarily incomplete and should be viewed solely in conjunction with the oral presentation provided by Centerview .

– Highly Confidential Draft –

Proposal Overview

Summary of Key Terms[1]

Purchase Price
- $42.50 per share in cash
- TEV of ~$6.6bn based on 12/31 balance sheet

Key Assumptions
- Net debt of $314mm per latest filings as of 12/31/23
- No material other liabilities, contingency liabilities or disputes

Structure / Financing
- Equity financing by Permira VIII ($18bn committed capital)
- Debt financing quantum and structure TBD (7.0x max leverage)
- Founder roll-over of at least 75% of existing stake
- ~$0.5-1bn re-investment by other existing shareholders

Diligence Requirements
- Follow up topics / deep-dives:
  - Transactional and payments strategy
  - Marketing and payments funnel
  - Product / Gen AI (follow-up)
  - Outstanding financial / operating items
- Update on current trading and 2024 outlook
- Customary legal, financial, tax and tech due diligence

Timing and Approvals
- 2 weeks, targeting 5/13/24 signing
- Binding offer subject to final approval from Investment Committee
- Binding offer contingent on approval by majority of shareholders not rolling over equity / co-investing

Advisors
- Goldman Sachs (financial advisor). PwC (financial / tax), EY-Parthenon (tech), Latham & Watkins (legal)

Analysis at Proposed Price

		Current Share Price	Phoenix Proposal
Share Price		**$35.39**	**$42.50**
% Premium / (Discount) to:			
Current Price	$35.39	–	+20%
30-Day VWAP[2]	36.12	(2%)	+18%
90-Day VWAP[2]	33.50	+6%	+27%
2-Year VWAP[2]	27.05	+31%	+57%
52-Week High (4/11/24)	37.79	(6%)	+12%
52-Week Low (5/4/23)	26.22	+35%	+62%
FDSO		150.5	150.6
Implied Equity Value		**$5,328**	**$6,399**
Plus: Debt		559	559
Less: Cash		(242)	(242)
Implied Enterprise Value		**$5,645**	**$6,716**[3]
LRP			
EV / uFCF			
2024E	$331	17.1x	20.3x
2025E	392	14.4x	17.1x
NTM	346	16.3x	19.4x
Pacific Consensus			
EV / uFCF			
2024E	$302	18.7x	22.2x
2025E	364	15.5x	18.5x
NTM	321	17.6x	20.9x

Source: Phoenix proposal, LRP, Pacific Management, Company filings and FactSet as of April 25, 2024.
Note: Dollars in millions except per share amounts. Pacific NTM metrics calculated as time-weighted average of FY24E and FY25E figures. Share count and balance sheet data as of March 31, 2024 as provided by Pacific Management.
(1) The information above is only a summary and should be read together with the corresponding proposals.
(2) Reflects volume-weighted average prices through April 25, 2024.
(3) Differs from purchase price noted in Phoenix letter due to updated share count and balance sheet data per Pacific Management.

Centerview Partners 2

– Highly Confidential Draft –

Governance Proposal / Term Sheet

Protective Provisions	▪ Founder retains control over (i) budget, (ii) hiring / firing of executives and employees and (iii) day-to-day decision-making – The Board may not veto Founder's decisions on such matters and may not replace Founder as CEO ▪ Approval of the following matters require the Founder's consent: (i) M&A activity, (ii) declaration of dividends, (iii) creation of senior securities, and (iv) entry into new indebtedness
Exit Rights	▪ IPO: – Approval of Founder and holders of majority shares held by "new money" shareholders is required for an IPO in the first 3 years post-closing – Thereafter, only permitted if it (i) is approved by the holders of a majority of the outstanding shares and (ii) results in a MoM (on new money) of at least 1.5x (which may be waived Phoenix) ▪ Company Sale / Change of Control: – Approval of Founder and holders of majority shares held by "new money" shareholders is required for an IPO in the first 3 years post-closing – From 3rd to 6th year post-closing, only permitted if it is approved by (i) the holders of a majority of the outstanding shares (which must include "new money" shareholders) and (ii) a majority of the directors. – After 6th anniversary of Closing, the holders of a majority shares held by "new money" shareholders can force Company sale/change of control – Holders of a majority shares held by "new money" shareholders will always have the right to veto a Company sale/change of control
Board of Directors	▪ Founder will have the right to appoint, remove and replace at any time two directors (including himself), with the remainder of the directors appointed and subject to removal and replacement by the "new money" shareholders ▪ Any director appointed by Founder will be deemed to be conflicted in all circumstances in which Founder is conflicted
Performance Metrics	▪ Founder Protective Provisions are subject to ongoing achievement of "Rule of 42" – If such metric is not achieved for any three quarters in a rolling four quarter period, (i) the Protective Provisions permanently fall away and the Company's governance will be subject to majority Board approval and any protective provisions of the non-Founder shareholders and (ii) Founder will retain the right to appoint, remove and replace at any time two directors (including himself) ▪ "Rule of 42" assumes minimum LTM revenue growth of 10% on a rolling basis (organic growth) plus adjusted EBITDA margin totaling at least 42% or higher
Other	▪ Founder will rollover at least 75% of his current holdings ▪ The structure of Founder's rollover would result in him holding securities having economic terms (priority, preference, etc.) consistent with any sponsor ▪ Founder will serve as CEO with appropriate compensation

Source: Phoenix proposal.
Note: The information above is only a summary and should be read together with the corresponding proposals. "New money" shareholders means all investors that acquire an equity interest in the new parent entity of the Company at Closing, other than (i) Founder and his affiliates and (ii) any other investor to the extent such equity interest is acquired in exchange for the rollover of equity securities of the Company.

Centerview Partners 3